                                                                    Exhibit 99.1

                        BE SEMICONDUCTOR INDUSTRIES N.V.
                     QUARTERLY REPORT FOR THE QUARTER ENDED
                               SEPTEMBER 30, 2004

                                      INDEX

                                                                                                           Page
                                                                                                           ----
Part I. Financial Information.............................................................................  1

      Item 1 - Unaudited Condensed Consolidated Financial Statements......................................  1

      Item 2 - Management's Discussion and Analysis of Financial Condition and Results of Operations...... 10

Part II. Other Information................................................................................ 31

      Item 1 - Legal Proceedings.......................................................................... 31

      Item 2 - Changes in Securities and Use of Proceeds................................................... 31

      Item 3 - Defaults on Senior Securities.............................................................. 31

      Item 4 - Submission of Matters to a Vote of Security Holders........................................ 31

      Item 5 - Other Information.......................................................................... 31

FINANCIAL INFORMATION

ITEM 1. UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

                         BE SEMICONDUCTOR INDUSTRIES NV

                 CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS
             (Amounts in thousands, except share and per share data)

                                                              Three Months Ended                      Nine Months Ended
                                                                September 30,                           September 30,
                                                    -------------------------------------   -------------------------------------
                                                       2003         2004         2004          2003         2004         2004
                                                       EURO         EURO         USD           EURO         EURO          USD
                                                    (unaudited)  (unaudited)  (unaudited)   (unaudited)  (unaudited)  (unaudited)
                                                    ----------   ----------   ----------    ----------   ----------   ----------
Net sales......................................         17,623       40,262       49,993        62,072       95,458      118,530
Cost of sales..................................         13,226       27,638       34,318        43,502       64,508       80,099
                                                    ----------   ----------   ----------    ----------   ----------   ----------
Gross profit...................................          4,397       12,624       15,675        18,570       30,950       38,431
Selling, general and administrative
  expenses.....................................          6,048        7,845        9,741        19,021       20,611       25,593
Research and development expenses..............          2,774        3,050        3,787         9,745        9,327       11,581
Amortization of intangible assets..............            631          618          767         1,896        1,852        2.300
                                                    ----------   ----------   ----------    ----------   ----------   ----------
Total operating expenses.......................          9,453       11,513       14,295        30,662       31,790       39.474

Operating income (loss)........................         (5,056)       1,111        1,380       (12,092)        (840)      (1,043)

Interest income, net...........................            724          316          392         2,132        1,512        1,878
                                                    ----------   ----------   ----------    ----------   ----------   ----------
Income (loss) before taxes and minority
  interest.....................................         (4,332)       1,427        1,772        (9,960)         672          835
Income tax expense (benefit)...................           (649)         499          620        (1,683)         421          523
                                                    ----------   ----------   ----------    ----------   ----------   ----------
Income (loss) before minority interest.........         (3,683)         928        1,152        (8,277)         251          312
Minority interest..............................             20           (6)          (7)           29           29           36
                                                    ----------   ----------   ----------    ----------   ----------   ----------
Net income (loss)..............................         (3,663)         922        1,145        (8,248)         280          348
                                                    ----------   ----------   ----------    ----------   ----------   ----------
Income (loss) per share - basic................          (0.12)        0.03         0.04         (0.27)        0.01         0.01
Income (loss) per share - diluted..............          (0.12)        0.03         0.04         (0.27)        0.01         0.01

Weighted average number of shares - basic......     30,794,660   30,794,660   30,794,660    30,820,091   30,794,660   30,794,660
Weighted average number of shares - diluted....     30,794,660   30,844,034   30,884,034    30,820,091   30,874,353   30,874,353
                                                    ==========   ==========   ==========    ==========   ==========   ==========

See accompanying notes to these condensed consolidated financial statements

                         BE SEMICONDUCTOR INDUSTRIES NV

                      CONDENSED CONSOLIDATED BALANCE SHEETS
                             (Amounts in thousands)

                                                                     December 31, 2003         September 30, 2004
                                                                     -----------------    ---------------------------
                                                                            EURO             EURO            USD
                                                                                          (unaudited)     (unaudited)
                                                                     -----------------    ----------      -----------
ASSETS

Cash and cash equivalents.....................................            108,897           102,426         127,182
Accounts receivable...........................................             17,957            30,234          37,542
Inventories...................................................             27,880            38,514          47,823
Other current assets..........................................              9,439            10,149          12,602
                                                                          -------           -------         -------
TOTAL CURRENT ASSETS..........................................            164,173           181,323         225,149

Property, plant and equipment.................................             30,100            29,528          36,665
Goodwill......................................................             12,846            12,967          16,101
Patents and trademarks........................................             13,575            11,762          14,605
Other non-current assets......................................                723               263             326
                                                                          -------           -------         -------
TOTAL ASSETS..................................................            221,417           235,843         292,846
                                                                          -------           -------         -------
LIABILITIES AND SHAREHOLDERS' EQUITY

Current portion of long-term debt
  and capital leases..........................................                934               871           1,082
Accounts payable..............................................             10,338            17,143          21,286
Accrued liabilities...........................................             14,464            16,611          20,626
                                                                          -------           -------         -------
TOTAL CURRENT LIABILITIES.....................................             25,736            34,625          42,994

Long-term debt and capital leases.............................              7,945            13,766          17,093
Deferred gain on sale and lease back..........................                927               863           1,071
Deferred tax liabilities......................................              3,112             2,556           3,174
                                                                          -------           -------         -------
TOTAL NON-CURRENT LIABILITIES.................................             11,984            17,185          21,338

MINORITY INTEREST.............................................                191               164             204

TOTAL SHAREHOLDERS' EQUITY....................................            183,506           183,869         228,310
                                                                          -------           -------         -------
Total liabilities and shareholders' equity....................            221,417           235,843         292,846
                                                                          -------           -------         -------

See accompanying notes to these condensed consolidated financial statements

                         BE SEMICONDUCTOR INDUSTRIES NV

                 CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS
                             (Amounts in thousands)

                                                                                    Nine months ended September 30,
                                                                            ---------------------------------------------
                                                                                2003            2004               2004
                                                                                EURO            EURO               USD
                                                                            (unaudited)      (unaudited)       (unaudited)
                                                                            ----------       ----------        ----------
CASH FLOW FROM OPERATING ACTIVITIES:
Net income (loss)...............................................               (8,248)             280               348
Adjustments to reconcile net income (loss) to net cash used
in operating activities:
Depreciation of property, plant and equipment...................                2,797            3,282             4,075
Amortization of intangibles.....................................                1,896            1,852             2,300
Deferred income tax (benefit)...................................                 (274)            (362)             (449)
Gain on disposal of equipment...................................                  (11)            (124)             (154)
Gain on disposal of subsidiaries................................                    -             (128)             (159)
Translation of debt in foreign currency.........................                1,456              (42)              (53)
Minority interest...............................................                  (29)             (29)              (36)

Effects of changes in assets and liabilities:
Decrease (increase) in accounts receivable......................                9,334          (12,289)          (15,259)
Decrease (increase) in inventories..............................                  279          (10,590)          (13,150)
Decrease (increase) in other current assets.....................                  778             (440)             (546)
(Decrease) increase in accrued liabilities......................               (1,638)             121               150
(Decrease) increase in accounts payable.........................               (4,466)           6,789             8,430
                                                                              -------          -------           -------
NET CASH PROVIDE BY (USED IN) OPERATING ACTIVITIES..............                1,874          (11,680)          (14,503)

CASH FLOWS FROM INVESTING ACTIVITIES:
Capital expenditures............................................              (10,037)          (2,640)           (3,278)
Proceeds from sale of equipment.................................                  264               67                83
                                                                              -------          -------           -------
NET CASH USED IN INVESTING ACTIVITIES...........................               (9,773)          (2,573)           (3,195)

CASH FLOW FROM FINANCING ACTIVITIES:
Payments on long-term debt and capital leases...................               (1,004)          (8,033)           (9,975)
Proceeds from long-term debt and capital leases.................                1,047           13,759            17,085
Net proceeds from (payments of) advances from customers.........               (1,539)           2,069             2,569
Purchases of own shares.........................................                 (347)               -                 -
Proceeds from minority shareholder..............................                  220                -                 -
                                                                              -------          -------           -------
NET CASH PROVIDED BY (USED IN) FINANCING ACTIVITIES.............               (1,623)           7,795             9,679
                                                                              =======          =======           =======

NET CASH FLOWS..................................................               (9,522)          (6,458)           (8,019)
Effect of changes in exchange rates on cash balances............               (1,125)             (13)              (16)
CASH AT BEGINNING OF THE PERIOD.................................              119,866          108,897           135,217
                                                                              -------          -------           -------
CASH AT END OF THE PERIOD.......................................              109,219          102,426           127,182
                                                                              =======          =======           =======

  See accompanying notes to these condensed consolidated financial statements

                         BE SEMICONDUCTOR INDUSTRIES NV

              NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

1.    CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

      The accompanying unaudited condensed consolidated financial statements have been prepared by the Company without audit and reflect all adjustments which are, in the opinion of management, necessary to present fairly the financial position and the results of operations for the interim periods presented. The statements have been prepared in accordance with the regulations of the United States Securities and Exchange Commission, but omit certain information and footnote disclosures necessary to present the statements in accordance with generally accepted accounting principles in the United States ("US GAAP"). For further information, these condensed consolidated financial statements should be read in conjunction with the Consolidated Financial Statements and Notes thereto included in the Company's Annual Report on Form 20-F for the year ended December 31, 2003. The results of operations for the three and nine-month period ended September 30, 2004 are not necessarily indicative of the results to be expected for the year ended December 31, 2004.

      The accompanying unaudited condensed consolidated financial statements are, solely for the convenience of the reader, also translated from the Euro ("(euro)") into US dollars ("USD" or "US$") using the noon buying rate (rounded) in New York City for cable transactions in foreign currencies as certified for customs purposes by the Federal Reserve Bank of New York in effect on September 30, 2004 ((euro)1.00 = US$1.2417). Such translations should not be construed as representations that the Euro amounts could be converted into US dollars at the rate indicated or at any other rate.

2.    SHARES OUTSTANDING

      As of December 31, 2003 and September 30, 2004, the Company's authorized capital consisted of 55,000,000 ordinary shares, nominal value (euro)0.91 per share, and 55,000,000 preference shares, nominal value (euro)0.91 per share. At each of December 31, 2003 and September 30, 2004, 30,794,660 ordinary shares were outstanding. No preference shares were outstanding at either of December 31, 2003 or September 30, 2004.

3.    INVENTORIES

      Inventories consist of:

                                                                          December 31,     September 30,
                                                                              2003             2004
                                                                              EURO             EURO
                                                                          -----------      ------------
Precious metals..................................................               27               27
Raw materials....................................................           11,448           12,681
Work in progress.................................................           13,401           23,658
Finished goods...................................................            3,004            2,148
                                                                            ------           ------
                                                                            27,880           38,514
                                                                            ======           ======

4.    GOODWILL, PATENTS AND TRADEMARKS

                                                                         December 31,     September 30,
                                                                             2003             2004
                                                                             EURO             EURO
                                                                         -----------      ------------
Non amortizable:
Goodwill.........................................................           12,846           12,967

Amortizable:
Patents..........................................................           13,136           11,352
Trademarks.......................................................              439              410
                                                                            ======           ======
                                                                            26,421           24,729
                                                                            ======           ======

      The above amounts are presented net of accumulated amortization of
      (euro)28.8 million at December 31, 2003 and (euro)30.7 million at September 30, 2004.

5.    WARRANTY PROVISION

      A summary of activity in the warranty provision is as follows:

                                                                         2003       2004
                                                                        ------     ------

Balance at January 1, ..........................................         2,446      1,753
Provision for loss on warranty..................................         1,276      2,196
Cost for warranty...............................................        (1,471)    (1,237)
Foreign currency translation....................................           (22)         1
                                                                        ------     ------
Balance at September 30, .......................................         2,229      2,713
                                                                        ======     ======

6.    EARNINGS (LOSS) PER SHARE

      The shares used in the computation of the Company's basic and diluted earnings (loss) per ordinary share are as follows:

                                                            Three months ended                   Nine months ended
                                                               September 30,                       September 30,
                                                       ----------------------------         ---------------------------
                                                          2003              2004               2003             2004
                                                       ----------------------------         ---------------------------
Average shares outstanding - basic..............       30,794,660        30,794,660         30,820,091       30,794,660

Dilutive shares contingently issuable upon the
  exercise of stock options.......................              -           184,210                  -          189,543

Shares assumed to have been repurchased for
  treasury with assumed proceeds from the
  exercise of stock options.......................              -          (134,836)                 -         (109,850)
                                                       ----------        ----------         ----------       ----------
Average shares outstanding - assuming dilution..       30,794,660        30,844,034         30,820,091       30,874,353
                                                       ==========        ==========         ==========       ==========

      Average shares outstanding, assuming dilution, include the incremental effect of shares that would be issued upon the exercise of outstanding stock options. For the three-month and nine-month periods ended September 30, 2003, all options were excluded from the calculation of diluted loss per share, as the effect would be anti-dilutive due to the Company's loss for those periods. For the three-month and nine-month periods ended September 30, 2004, 1,098,863 and 1,092,863 options to purchase ordinary shares, respectively, were excluded from the calculation of diluted income per share, because the exercise prices of the stock options were greater than or equal to the average share price for the period, and therefore their inclusion would have been anti-dilutive. These options could be dilutive in the future if the average share price increases and is greater than the exercise price of these options.

7.    COMPREHENSIVE INCOME (LOSS)

      Other comprehensive income (loss) items include gains and losses that under US GAAP are excluded from net income and are reflected as a component of shareholders' equity; such as foreign currency translation adjustments, minimum pension liability adjustments and unrealized gains and losses on marketable securities classified as available-for-sale. The components of comprehensive loss for the Company for the three and nine month periods ended September 30, 2003 and 2004, respectively were net income (loss) and foreign currency translation adjustments. Those components are as follows:

                                                   Three months ended                      Nine months ended
                                                      September 30,                          September 30,
                                            --------------------------------      ----------------------------------
                                             2003           2004       2004         2003          2004          2004
                                             EURO           EURO        USD         EURO          EURO           USD
                                            ------          ----       -----      -------         ----          ----
Net income (loss)....................       (3,663)          922       1,145       (8,248)         280           348
Other comprehensive income (loss):
Foreign currency translation
  adjustment.........................         (367)         (191)       (237)      (2,116)         211           262

Adjustment for exchange rate
  changes on liquidiation of
  group companies realized in
  net income (loss)..................            -          (128)       (159)           -         (128)         (159)
                                            ------          ----       -----      -------         ----          ----
Comprehensive income (loss)                 (4,030)          603         749      (10,364)         363           451
                                            ======          ====       =====      =======         ====          ====

8.    STOCK OPTIONS

      In 1995, the Company established the BE Semiconductor Industries Incentive Plan 1995 (the "Incentive Plan 1995"). The Company granted 1,101,236 options to purchase ordinary shares ("1995 Plan Shares") under the Incentive Plan 1995. During the years from 1995 to 2001, the Company made awards under the Incentive Plan 1995 to executive officers and senior employees of the Company. Options granted between 1999 and 2001 vest after three years. The Incentive Plan 1995 expired in 2001. Stock options granted under the Incentive Plan

      1995 have exercise prices which were equal to the market price of the Company's ordinary shares on the date of grant.

      In 2001, the Company established the BE Semiconductor Industries Incentive plan 2001 - 2005 (the "Incentive Plan 2001"). The total number of ordinary shares ("2001 Plan Shares") that the Company may issue under the Incentive Plan 2001, may not exceed 1.5% of the total number of ordinary shares outstanding in the applicable fiscal year, subject to adjustments for share splits, share dividends, recapitalizations and similar events. 2001 Plan Shares may consist, in whole or in part, of unauthorized and unissued ordinary shares or treasury shares. The Company anticipates that it will, on an annual basis, make awards under the Incentive Plan 2001 to executive officers and senior employees of the Company. Options granted in 2002 and 2003 vest after three years. Stock options granted under the Incentive Plan 2001 will have exercise prices equal to the market price of the Company's ordinary shares on the date of grant.

      In the years 2000 through the third quarter of 2004, the Company granted stock options to all of its employees. The options vest after three years and have exercise prices equal to the market price of the Company's ordinary shares on the date of grant. These options receive variable accounting treatment. All other options granted by the Company receive fixed accounting treatment.

      The Company accounts for stock-based compensation using the intrinsic value method. Accordingly, no compensation has been recorded for the stock options granted from 2001 through the third quarter of 2004, which received fixed accounting treatment. As of September 30, 2004, there were outstanding options to purchase an aggregate of 1,057,981 ordinary shares which receive fixed accounting treatment at a weighted average exercise price of (euro)9.71 per share. For the stock options granted from 2001 through the third quarter of 2004 that receive variable accounting treatment, the Company recognized a compensation release of (euro)3 net of tax, based on the market value of the Company's ordinary shares for the quarter ended September 30, 2004. As of September 30, 2004, 229,437 options that receive variable accounting treatment were outstanding at a weighted average exercise price of (euro)7.06 per share.

      The Company accounts for stock based employee compensation plans under the recognition and measurement principles of Accounting Principles Board Opinion ("APB") No. 25, "Accounting for Stock Issued to Employees", and related interpretations in accounting for its plans. SFAS No. 123, "Accounting for Stock-Based Compensation" allows companies to elect to either account for stock options using fair value based method, or continue to account for stock option plans under APB No. 25, and disclose pro forma disclosure of net income and earnings per share as if SFAS No. 123 were applied. Under APB No. 25, no stock-based employee compensation cost is reflected in net income (loss) for the fixed stock options, as all options granted under the Company's stock option plans had an exercise price equal to the market value of the underlying ordinary shares on the date of grant. The Company has elected to continue to account for its stock options under the provisions of APB No. 25 and disclose the pro forma effect of SFAS No. 123. The following table illustrates the effect on net income (loss) and income (loss) per share for the three and nine months ended September 30, 2003 and 2004, respectively, as if the Company had applied the fair value recognition provisions of SFAS No. 123 to stock-based employee compensation.

                                                   Three months ended      Nine months ended
                                                     September 30,           September 30,
                                                   ------------------      -----------------
                                                    2003        2004        2003        2004
                                                    EURO        EURO        EURO        EURO
                                                   ------       -----      ------       ----
Net income (loss) as reported................      (3,663)       922       (8,248)       280
Deduct: Stock-based employee compensation
expense determined under fair value based
method for all awards, net of related tax
effects......................................        (243)       (92)        (825)      (261)

Add: Stock-based compensation expense
(release) included in net loss, net of
related tax effect...........................           9         (3)          12        (14)
                                                   ------       ----       ------       ----
Pro forma net income (loss)..................      (3,897)       827       (9,061)         5

BASIC INCOME (LOSS) PER SHARE:
As reported..................................       (0.12)      0.03        (0.27)      0.01
Pro forma....................................       (0.13)      0.03        (0.29)      0.00

DILUTED INCOME (LOSS) PER SHARE:
As reported..................................       (0.12)      0.03        (0.27)      0.01
Pro forma....................................       (0.13)      0.03        (0.29)      0.00
                                                   ======       ====       ======       ====

The fair value of the Company's option awards to employees was estimated using the Black-Scholes option-pricing model assuming no dividends, and the following weighted average assumptions:

                                                                                               Nine months
                                                                                                 ended
                                                                                              September 30,
                                                                                                  2004
                                                                                              -------------
Expected life (years)...............................................................               5.6
Expected stock price volatility.....................................................             52.27%
Risk-free rate......................................................................              3.32%
                                                                                                 =====

The per share weighted average fair value of options granted during the first three quarters of 2004 was (euro)3.15.

9.    SEGMENT DATA

      In the first quarter of 2004, the Management Board, in consultation with the Supervisory Board, re-evaluated the Company's functional and operational organization and determined that the Company was engaged in one line of business, the design, manufacture, marketing and servicing of assembly equipment for the semiconductor industry. The change in reporting segments, as compared to the Company's Annual Report on Form 20-F for the year ended

      December 31, 2003, was due to an internal change in reporting structure and decision making responsibilities, whereby all key policies and decisions with respect to the Company's global product lines and manufacturing operations will reside now with the the Company's management board (under the supervision of the Company's Chief Executive Officer) which is the Company's key decision-making authority.

      In accordance with SFAS No. 131 (SFAS 131), "Disclosures About Segments of an Enterprise and Related Information," the Company's chief operating decision-maker has been identified as the President and Chief Executive Officer, who reviews operating results to make decisions about allocating resources and assessing performance for the entire company. All material operating units qualify for aggregation under SFAS 131 due to their identical customer base and similarities in: economic characteristics; nature of products and services; and procurement, manufacturing and distribution processes. Since the Company operates in one segment and in one group of similar products and services, all financial segment and product line information required by SFAS 131 can be found in the consolidated financial statements.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The information in this report contains certain forward-looking statements as that term is defined in the Private Litigation Securities Reform Act of 1995. For this purpose any statements herein that are not statements of historical fact may be deemed to be forward-looking statements. Without limiting the foregoing, any estimates of future business or financial results constituting forward looking statements and any statements including the words "believes", "anticipates", "plans", "expects", "intends" and similar expressions are intended to identify forward-looking statements. These forward-looking statements represent the expectations of management as of the date of the submission of this report. Actual results could differ materially from those anticipated by the forward-looking statements due to a number of important factors, including the risks and uncertainties faced by us described elsewhere in this report and in other documents we have submitted to the Securities and Exchange Commission. You should consider carefully each of these risks and uncertainties in evaluating our financial condition and results of operations.

OVERVIEW

We design, develop, manufacture, market and service products for the semiconductor industry's back-end assembly operations.

Our net sales and results of operations depend in significant part on the level of capital expenditures by semiconductor manufacturers, which in turn depends on the current and anticipated market demand for semiconductors and for products utilizing semiconductors. Demand for semiconductor devices and expenditures for the equipment required to assemble semiconductors is cyclical, depending in large part on levels of demand worldwide for computing and peripheral equipment, telecommunications devices and automotive and industrial components as well as the production capacity of global semiconductor manufacturers. Historically, as demand for these devices has increased, semiconductor manufacturers have sought to increase their capacity by increasing the number of wafer fabrication facilities and equipment production lines, and installing equipment that incorporates new technology to increase the number of devices and the amount of computing power per device. As demand has increased, semiconductor prices have also typically risen. Conversely, if the additional capacity outstrips the demand for semiconductor devices, manufacturers historically have cancelled or deferred additional equipment purchases until demand again begins to outstrip aggregate capacity. Under such circumstances, semiconductor prices typically fall.

Due to the lead times associated with the production of our semiconductor manufacturing equipment, our sales orders historically have lagged any downturn or recovery in the semiconductor market by approximately nine to twelve months. Our results of operations historically have fluctuated significantly both on an annual and quarterly basis depending on overall levels of semiconductor demand globally and the specific production requirements of our principal customers. During 2001, we saw a significant deterioration in industry conditions. Although we experienced increased order levels in 2002, the slowdown in the semiconductor and semiconductor equipment industry continued throughout 2002 and 2003. In the first half of 2004, industry conditions improved and we saw a significant increase in bookings as compared to the first half of 2003. However, in the third quarter of 2004, we saw a deterioration in industry conditions, resulting in a significant decrease in bookings in the third quarter of 2004 as compared to the second quarter of 2004.

Our sales are generated primarily by shipments to the Asian manufacturing operations of leading US and European semiconductor manufacturers and, to a lesser extent, Korean and other Asian manufacturers and subcontractors. Most of our principal competitors on a worldwide basis are Japanese, which historically have dominated the Japanese market, because Japanese semiconductor manufacturers typically purchase equipment from domestic suppliers. To date, our sales to Japanese customers have been limited.

Our sales to specific customers tend to vary significantly from year to year depending on customers' capital expenditure budgets, new product introductions, production capacity and packaging requirements. In addition, we derive a substantial portion of our net sales from products that have an average selling price in excess of (euro)300,000 and that have significant lead times between the initial order and delivery of the product. The timing and recognition of net sales from customer orders can cause significant fluctuations in operating results from quarter to quarter.

EVALUATION OF CRITICAL ACCOUNTING POLICIES AND ESTIMATES

Our discussion and analysis of our financial condition and results of operations are based upon our unaudited condensed consolidated financial statements, which are included elsewhere in this report and which have been prepared in accordance with accounting principles generally accepted in the United States. The preparation of these financial statements requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities as of the date of the financial statements and the reported amounts of revenues and expenses during the reporting periods. Areas where significant judgments are made include, but are not limited to, revenue recognition, inventories, long-lived assets and goodwill and intangible assets. Actual results could differ materially from these estimates.

For a more detailed explanation of the judgments made on these areas and a discussion of our accounting policies, please refer to "Evaluation of Critical Accounting Policies" included in Item 5 of our Annual Report on Form 20-F for the year ended December 31, 2003. Since December 31, 2003, there have been no significant changes to our critical accounting policies.

CONTRACTUAL OBLIGATIONS AND COMMERCIAL COMMITMENTS

The following table discloses our contractual obligations and commercial commitments as of September 30, 2004.

                                                          Payments Due by Period
                                              --------------------------------------------------------
                                              Less than 1     1-3         4-5       After 5
           (Euro in thousands)                   year        years       years       years      Total
-----------------------------------------     -----------   ------      ------      -------     ------
Long term debt obligations...............          871      13,728           -           -      14,599
Capital lease obligations including
  imputed interest.......................            4           8           8          18          38
Operating lease obligations..............          964       1,608       1,410       3,762       7,744
Unconditional purchase obligations.......        8,530           -           -           -       8,530
                                                ------      ------       -----       -----      ------
Total contractual obligations and
  commercial commitments                        10,369      15,344       1,418       3,780      30,911
                                                ======      ======       =====       =====      ======

Unconditional purchase obligations relate to buildings, equipment and specific external technical staff.

OFF BALANCE SHEET ARRANGEMENTS

We do not have any off-balance sheet arrangements, as that term is defined in
Item 5.E.2 of Form 20-F.

RESULTS OF OPERATIONS

THREE MONTHS ENDED SEPTEMBER 30, 2004 COMPARED TO THREE MONTHS ENDED SEPTEMBER 30, 2003.

                                                                           Three Months Ended September 30,
                                                                   -----------------------------------------------
                                                                      2003                       2004
                                                                      EURO                       EURO
 (amounts in thousands, except share and per share data)           (unaudited)       %        (unaudited)      %
----------------------------------------------------------         ----------      -----      ----------     -----
Net sales.................................................             17,623      100.0          40,262     100.0
Cost of sales.............................................             13,226       75.0          27,638      68.6
                                                                   ----------      -----      ----------     -----
Gross profit .............................................              4,397       25.0          12,624      31.4

Selling, general and administrative expenses..............              6,048       34.4           7,845      19.5
Research and development expenses.........................              2,774       15.7           3,050       7.6
Amortization of intangible assets.........................                631        3.6             618       1.5
                                                                   ----------      -----      ----------     -----
Total operating expenses..................................              9,453       53.7          11,513      28.6

Operating income (loss)...................................             (5,056)     (28.7)          1,111       2.8
Interest income, net......................................                724        4.1             316       0.8
                                                                   ----------      -----      ----------     -----
Income (loss) before taxes and minority interest..........             (4,332)     (24.6)          1,427       3.6

Income tax expense (benefit)..............................               (649)      (3.7)            499       1.3
                                                                   ----------      -----      ----------     -----
Income (loss) before minority interest....................             (3,683)     (20.9)            928       2.3

Minority interest.........................................                 20        0.1              (6)        0
                                                                   ----------      -----      ----------     -----
Net income (loss).........................................             (3,663)     (20.8)            922       2.3
                                                                   ==========      =====      ==========     =====
Income (loss)  per share
- Basic...................................................              (0.12)                      0.03
- Diluted.................................................              (0.12)                      0.03

Number of shares used in calculating income
(loss) per share:
- Basic...................................................         30,794,660                 30,794,660
- Diluted.................................................         30,794,660                 30,844,034
                                                                   ----------                 ----------

THREE MONTHS ENDED SEPTEMBER 30, 2004 COMPARED TO THREE MONTHS ENDED SEPTEMBER 30, 2003.

NET SALES

Our net sales consist of sales of molding systems, trim and form integration systems, singulation systems, plating systems and die handling systems.

Our net sales increased by 129.0% from (euro)17.6 million in the third quarter of 2003 to (euro)40.3 million in the third quarter of 2004. The increase in net sales in the third quarter of 2004 as compared to the third quarter of 2003 was due to increased order levels in the first half of 2004 due to improved industry conditions during the first half of 2004, which resulted in increased shipments in the third quarter of 2004 for all product lines.

Our net sales per product line for the three months ended September 30, 2003 and 2004 were as follows:

                                                                              THREE MONTHS ENDED
                                                                                 SEPTEMBER 30,
                    (Euro in million)                                       2003                2004             % CHANGE
---------------------------------------------------------                   ----                ----             --------
Molding systems..........................................                    7.5                17.7              136.0%
Trim and form integration systems........................                    3.9                 6.1               56.4%
Singulation systems......................................                    1.0                 3.5              250.0%
Plating systems..........................................                    4.6                 9.8              113.0%
Die handling systems.....................................                    0.6                 3.2              433.3%
                                                                            ----                ----             ------
TOTAL NET SALES..........................................                   17.6                40.3              129.0%
                                                                            ====                ====             ======

BACKLOG

Backlog decreased by 27.5% to (euro)45.1 million at September 30, 2004 from
(euro)62.2 million at June 30, 2004 and increased by 13.3% from (euro)39.8 at December 31, 2003. New orders for the third quarter of 2004 amounted to
(euro)23.2 million as compared to (euro)16.5 million in the third quarter of 2003 and (euro)47.5 million in the second quarter of 2004. The book-to-bill ratio was 0.57 for the third quarter of 2004 as compared to a book-to-bill ratio of 0.94 for the third quarter of 2003 and 1.44 for the second quarter of 2004. As a result of the significant reduction in new orders in the third quarter of 2004, we expect that net sales in the fourth quarter of 2004 will experience a decrease from those experienced in the third quarter of 2004.

We include in backlog only those orders for which we have received a completed purchase order. Such orders are subject to cancellation by the customer with payment of a negotiated charge. Because of the possibility of customer changes in delivery schedules, cancellation of orders and potential delays in product shipments, our backlog as of any particular date may not be representative of actual sales for any succeeding period.

GROSS PROFIT

Cost of sales includes materials, purchased components and subassemblies from subcontractors, direct labor and manufacturing overhead. It also includes costs relating to the pre-production and customization of new equipment once a product has advanced beyond the prototype stage. Changes in cost of sales typically lag changes in net sales due to our manufacturing lead times.

Gross profit increased by 186.4% from (euro)4.4 million in the third quarter of 2003 to (euro)12.6 million in the third quarter of 2004. As a percentage of net sales, gross profit increased from 25.0% in the third quarter of 2003 to 31.4% in the third quarter of 2004. The gross margin increase in the third quarter of 2004, as compared to the third quarter of 2003, was due to higher gross margins for trim and form systems, plating systems and die handling systems due to the benefits achieved by increased economies of scale. In general, growth in our gross margins this quarter was limited due primarily to a higher proportion of newly introduced singulation, die handling and molding systems in our sales mix. New products typically carry lower gross margins upon introduction and then generate higher margins as we increase scale and benefit from the learning curve for new product introductions. In addition, our gross margin was also adversely affected by the shipment of two molding systems to a customer with zero gross margin during the quarter.

SELLING, GENERAL AND ADMINISTRATIVE EXPENSES

Selling, general and administrative expenses consist of expenses related to sales of products and services, administrative and other corporate level expenses not related to the production of products and all expenses associated with ongoing customer support.

Selling, general and administrative expenses amounted to (euro)6.0 million in the third quarter of 2003 and (euro)7.8 million in the third quarter of 2004. As a percentage of net sales, selling, general and administrative expenses decreased from 34.4% in the third quarter of 2003 to 19.5% in the third quarter of 2004 primarily due to the increase in net sales. In the third quarter of 2004, selling, general and administrative expenses included a charge of
(euro)0.5 million relating to a settlement with certain holders of stock options.

RESEARCH AND DEVELOPMENT EXPENSES

Research and development spending relating to packaging and die handling equipment varies from year to year depending on our new product development cycle. As research and development expenses do not include pre-production and customization costs, our research and development expenses decrease as products move from prototype development to production and final customer acceptance.

Research and development expenses relating to plating equipment include costs related solely to new product development efforts and exclude design and engineering expenses incurred in sustaining and enhancing existing product lines, as well as new product pre-production and customization expenses.

Research and development expenses increased by 10.7% from (euro)2.8 million in the third quarter of 2003 to (euro)3.1 million in the third quarter of 2004. As a percentage of net sales, research and development expenses were 15.7% and 7.6% in the third quarters of 2003 and 2004, respectively. Research and development spending in the third quarter of 2004 mainly related to a new generation molding system, as well as spending for a new generation singulation system, a compact trim and form system and a new laser cutting system.

OPERATING INCOME (LOSS)

Operating income increased from a loss of (euro)5.1 million in the third quarter of 2003 to income of (euro)1.1 million in the third quarter of 2004. The increase in operating income in the third quarter of 2004 as compared to the third quarter of 2003 was due to a substantial increase in net sales and increased gross margins.

INTEREST INCOME, NET

Interest income decreased from (euro)0.7 million in the third quarter of 2003 to
(euro)0.3 million in the third quarter of 2004, due to lower interest rates and lower cash and cash equivalent balances.

INCOME TAX EXPENSE (BENEFIT)

Income tax benefit amounted to (euro)0.6 million in the third quarter of 2003 as compared to income tax expense of (euro)0.5 million in the third quarter of 2004. The effective tax rate increased from 15.0% in the third quarter of 2003 to 35.0% in the third quarter of 2004. The increase of the effective tax rate was due to lower losses in certain foreign subsidiaries in which we were not able to recognize a tax benefit compared to 2003, as management believes that the recent losses of these subsidiaries should be given substantially more weight than forecasts of future profitability in the evaluation. The effective tax rate for the third quarter of 2004 represents management's best estimate of the effective tax rate for the fiscal year ended December 31, 2004.

MINORITY INTEREST

Minority interest relates to our 87% investment in Tooling Leshan Company Ltd. in Leshan, China.

NET INCOME (LOSS)

Net income increased by (euro)4.6 million from a net loss of (euro)3.7 million in the third quarter of 2003 to net income of (euro)0.9 million in the third quarter of 2004. The increase in net income in the third quarter of 2004 was due principally to increased net sales and increased gross margins.

RESULTS OF OPERATIONS

NINE MONTHS ENDED SEPTEMBER 30, 2004 COMPARED TO NINE MONTHS ENDED SEPTEMBER 30, 2003

                                                                          Nine Months Ended September 30,
                                                                -------------------------------------------------
                                                                   2003                         2004
(Amounts in thousands, except share and per share data)            Euro           %             Euro          %
-------------------------------------------------------         ----------      -----       ----------      -----
Net sales..............................................             62,072      100.0           95,458      100.0
Cost of sales..........................................             43,502       70.1           64.508       67.6
                                                                ----------      -----       ----------      -----
Gross profit...........................................             18,570       29.9           30,950       32.4

Selling, general and administrative expenses...........             19,021       30.6           20,611       21.6
Research and development expenses......................              9,745       15.7            9.327        9.8
Amortization of intangible assets......................              1,896        3.1            1,852        1.9
                                                                ----------      -----       ----------      -----
Total operating expenses...............................             30,662       49.4           31,790       33.3

Operating loss.........................................            (12,092)     (19.5)            (840)      (0.9)
Interest income, net...................................              2,132        3.5            1,512        1.6
                                                                ----------      -----       ----------      -----

Income (loss) before taxes and minority interest.......             (9,960)     (16.0)             672        0.7
Income tax expense (benefit)...........................             (1,683)      (2.7)             421        0.4
                                                                ----------      -----       ----------      -----
Income (loss) before minority interest.................             (8,277)     (13.3)             251        0.3

Minority interest .....................................                 29        0.0               29        0.0
                                                                ----------      -----       ----------      -----
Net income (loss)......................................             (8,248)     (13.3)             280        0.3
                                                                ==========      =====       ==========      =====
Income (loss)  per share
-  Basic...............................................              (0.27)                       0.01
-  Diluted.............................................              (0.27)                       0.01

Number of shares used in calculating income (loss)
per share:
-  Basic...............................................         30,820,091                  30,794,660
-  Diluted.............................................         30,820,091                  30,874,353
                                                                ==========                  ==========

FIRST NINE MONTHS 2003 COMPARED TO FIRST NINE MONTHS 2004

NET SALES

Our net sales increased from (euro)62.1 million in the first nine months of 2003 to (euro)95.5 million in the same period of 2004, an increase of 53.8%. The increase in net sales in the first nine months of 2004 as compared to the first nine months of 2003 was due to increased order levels in the first half of 2004, resulting in increased shipments in the first nine months of 2004 for all product lines.

Our net sales per product line for the first nine months ended September 30, 2003 and 2004 were as follows:

                                                                           NINE MONTHS ENDED
                                                                             SEPTEMBER 30,
                    (Euro in million)                                  2003                 2004               %CHANGE
---------------------------------------------------------              ----                 ----               -------
Molding systems..........................................              26.4                 42.9                 62.5%
Trim and form integration systems........................              15.1                 16.0                  6.0%
Singulation systems......................................               4.6                  8.8                 91.3%
Plating systems..........................................              14.5                 22.2                 53.1%
Die handling systems.....................................               1.5                  5.6                273.3%
                                                                       ----                 ----               ------
TOTAL NET SALES..........................................              62.1                 95.5                 53.8%
                                                                       ====                 ====               ======

GROSS PROFIT

Gross profit increased by 66.7% from (euro)18.6 million in the first nine months of 2003 to (euro)31.0 million in the first nine months of 2004. As a percentage of net sales, gross profit increased from 29.9% in the nine months ended September 30, 2003 to 32.4% in the same period of 2004, due to the increase in net sales and the benefits achieved from increased economies of scalae in the first nine months of 2004 and an increase in gross margins realized from the sale of all product lines except for molding systems.

SELLING, GENERAL AND ADMINISTRATIVE EXPENSES

Our selling, general and administrative expenses for the nine months ended September 30, 2003 totaled (euro)19.0 million and represented 30.6% of net sales, compared to (euro)20.6 million or 21.6% of net sales in the nine month period ended September 30, 2004. The decrease in selling, general and administrative expenses as percentage of net sales resulted primarily from the increase in net sales levels and the results of our restructuring efforts.

RESEARCH AND DEVELOPMENT EXPENSES

Our research and development expenses decreased from (euro)9.7 million in the nine months ended September 30, 2003 to (euro)9.3 million in the same period of 2004. As a percentage of net sales, research and development expenses were 15.7% and 9.8% during the nine months ended September 30, 2003 and 2004, respectively.

OPERATING LOSS

Our operating loss decreased from a loss of (euro)12.1 million in the first nine months of 2003 to a loss of (euro)0.8 million in the first nine months of 2004. Operating loss in the first three quarters of 2004 decreased as compared to the first three quarters of 2003 due to increased sales and gross margins.

INTEREST INCOME, NET

Our interest income, net decreased from (euro)2.1 million in the first nine months of 2003 to (euro)1.5 million in the first nine months of 2004, due to lower interest rates and lower cash and cash equivalent balances.

INCOME TAX EXPENSE (BENEFIT)

Our income tax benefit amounted to (euro)1.7 million in the first nine months of 2003 compared to an income tax expense of (euro)0.4 million in the first nine months of 2004. The effective tax rate was 16.9% in the first nine months of 2003 and 62.7% in the first nine months of 2004. The increase of the effective tax rate was due to losses in certain foreign subsidiaries in which we were not able to recognize a tax benefit, as management believes that the recent losses of these subsidiaries should be given substantially more weight than forecasts of future profitability in the evaluation. Furthermore, the increase was due to certain non deductible losses recorded in the third quarter of 2004.

NET INCOME (LOSS)

Our net income (loss) for the first nine months of 2003 amounted to (euro)8.2 million compared to income of (euro)0.3 million in the first nine months of 2004. The increase of our net result in the first nine months of 2004 compared to the first nine months of 2003 was principally due to the increase in net sales and gross margins.

LIQUIDITY AND CAPITAL RESOURCES

We had (euro)108.9 million and (euro)102.4 million in cash and cash equivalents at December 31, 2003 and September 30, 2004, respectively.

We finance our Meco subsidiary and, to an extent, our Fico subsidiary, on a stand-alone basis. Meco utilizes funds generated from its results of operations and available bank lines of credit to finance its working capital and capital expenditure requirements. Meco and Fico maintain lines of credit with various local commercial banks. The credit lines of Meco and Fico are unsecured. The principal restrictive covenant in each line is related to solvency ratios, which generally are based on a ratio of each subsidiary's equity to its assets. Currently, our Besi Die Handling Systems subsidiary and, to an extent, Fico are financed through intercompany loans. Our 87% subsidiary Fico Tooling Leshan Company Ltd. in China is partly financed by a long-term loan issued by a local bank.

The working capital requirements of our subsidiaries are affected by the receipt of periodic payments on orders from their customers. Although Fico and Besi Die Handling generally receive partial payments for automated molding systems, automated trim and form integration systems and die handling systems prior to final installation, initial payments generally do not cover a significant portion of the costs incurred in the manufacturing of such systems. Meco generally receives a higher initial payment upon receipt of orders than Fico and Besi Die Handling.

Net cash (used in) provided by operating activities was (euro)1.9 million and ((euro)11.7) million in the first nine months of 2003 and 2004, respectively. The primary uses of cash in operations in the first nine months of 2004 were working capital requirements of (euro)16.4 million as a result of the substantial increase in bookings activity during the first half of this year.

At September 30, 2004, our cash totaled (euro)102.4 million and our total debt and capital lease obligations totaled (euro)14.6 million. At September 30, 2004, shareholders' equity stood at (euro)183.9 million.

Our capital expenditures decreased from (euro)10.0 million in the first nine months of 2003 to (euro)2.6 million in the first nine months of 2004. The decrease in capital expenditures is mainly due to the completion of our facilities in Duiven, the Netherlands and in China, which were mainly constructed in 2003. We expect total capital spending in 2004 to amount to approximately (euro)5.0 million. A majority of the capital expenditures of
(euro)5.0 million will be used to further expand our production capacity in Asia.

On February 6, 2004, we sold land and buildings in Duiven, the Netherlands in a sale and lease back transaction for (euro)14.5 million in cash. At the date of the transaction, the net book value of the real estate sold was approximately equal to the selling price of the real estate. We granted the buyer a (euro)1.5 million loan which is payable over a maximum period of 24 months. The loan can be repaid at any time during the term of the loan. The loan is secured by a second mortgage on the land and buildings which were the subject of the sale and lease back transaction. The loan bears interest at the rate of 4.25% per annum. The transaction is accounted for as a financing until the buyer pays off the loan. Once the loan is repaid, the remaining lease is expected to be accounted for as an operating lease.

At September 30, 2004, we had available lines of credit amounting to (euro)13.4 million, under which no borrowings were outstanding, but with the amount available to be drawn under the lines reduced by (euro)975 in outstanding bank guarantees. At September 30, 2004, (euro)0.9 million of the lines of credit was reserved for foreign exchange contracts. Interest is charged at the bank's base lending rates plus an increment of 1.5%. The credit facility agreements include covenants requiring us to maintain certain financial ratios. We were in compliance with, or had received waivers for, all loan covenants at September 30, 2004.

We believe that our cash position, internally generated funds and available lines of credit will be adequate to meet our levels of capital spending, research and development and working capital requirements for at least the next twelve months.

PRINCIPAL DIFFERENCES BETWEEN INTERNATIONAL FINANCIAL REPORTING STANDARDS AND US GAAP

Beginning in 2005, the European Commission will require companies that are quoted on a European stock market to publish their financial statements in accordance with the International Financial Reporting Standards ("IFRS"). While we intend to continue publishing US GAAP financial statements, we also will publish our Consolidated Financial Statements in accordance with IFRS from January 1, 2005 onwards.

We are currently investigating the possible impact of differences identified between IFRS and US GAAP. The principal differences currently identified that might affect our net profit or loss, as well as shareholders' equity, relate to treatment of development costs, stock option plans, financial instruments and goodwill and intangible assets.

RECENTLY ISSUED ACCOUNTING PRONOUNCEMENTS

On December 17, 2003, the Securities and Exchange Commission issued Staff Accounting Bulletin No. 104, "Revenue Recognition", which superseded Staff Accounting Bulletin No. 101, "Revenue Recognition in Financial Statements". The revenue recognition principles of SAB 101 remain largely unchanged by the issuance of SAB 104. SAB 104 also recognized the existing guidance on revenue arrangements with multiple deliverables. The adoption of SAB 104 has not had, and is not expected to have, a material effect on our Consolidated Financial Statements.

CERTAIN FACTORS THAT MAY AFFECT FUTURE RESULTS.

The following important factors, among others, could cause our actual results to differ materially from those contained in forward-looking statements made in this report or presented elsewhere by management from time to time.

OUR NET SALES AND RESULTS OF OPERATIONS DEPEND IN SIGNIFICANT PART ON ANTICIPATED DEMAND FOR SEMICONDUCTORS, WHICH IS HIGHLY CYCLICAL, AND THE SEMICONDUCTOR MARKET HAS RECENTLY EXPERIENCED A SIGNIFICANT AND SUSTAINED DOWNTURN

Capital expenditures of our customers for semiconductor manufacturing equipment depend on the current and anticipated market demand for semiconductors and products using semiconductors. The semiconductor industry is highly cyclical and has suffered significant economic downturns at various times. These downturns have involved periods of production overcapacity, oversupply, reduced prices and lower net sales, and have regularly been associated with dramatically reduced levels in capital expenditures for semiconductor facilities and equipment. Due to the lead times associated with the production of semiconductor equipment, a rise or fall in the level of sales of semiconductor equipment typically lags any downturn or recovery in the semiconductor market by approximately nine to twelve months. For example, according to trade association data, worldwide sales of all semiconductor products grew by more than 40% in 1995, while worldwide semiconductor sales in 2002 decreased by more than 30% as compared to 2000. This cyclicality has had and is expected to continue to have a direct effect on our net sales, results of operations and backlog. Downturns in the industry can be severe and protracted and could again impact our net sales, results of operations and backlog.

OUR QUARTERLY NET SALES AND OPERATING RESULTS FLUCTUATE SIGNIFICANTLY

Our quarterly net sales and operating results have varied in the past and may continue to fluctuate in the future. We believe that period-to-period comparisons of our operating results are not necessarily indicative of future operating results. Factors that have caused our operating results to fluctuate in the past and which are likely to affect us in the future include the following:

-     the volatility of the semiconductor industry;

- the length of sales cycles and lead-times associated with our product offerings;

-     the timing, size and nature of our transactions;

- the market acceptance of new products or product enhancements by us or our competitors;

- the timing of new personnel hires and the rate at which new personnel become productive;

-     the changes in pricing policies by our competitors;

-     the changes in our operating expenses;

- our ability to adjust production capacity on a timely basis to meet customer demand; and

-     the fluctuations in foreign currency exchange rates.

Because of these factors, investors should not rely on quarter-to-quarter comparisons of our results of operations as an indication of future performance. In future periods, our results of operations could differ from estimates of public market analysts and investors. Such discrepancy could cause the market prince of our securities to fall.

OUR BACKLOG AT ANY PARTICULAR DATE MAY NOT BE INDICATIVE OF OUR FUTURE OPERATING RESULTS

Our backlog amounted to (euro)45.1 million at September 30, 2004. In market downturns, semiconductor manufacturers historically have cancelled or deferred additional equipment purchases. For example, backlog decreased significantly in the third quarter of 2004 due to capital expenditure cutbacks initiated by our customers during this period. The orders in our backlog are subject to cancellation by the customer at any time upon payment of a negotiated charge. Because of the possibility of changes in delivery schedules, cancellations of orders and potential delays in product shipments, our backlog at any particular date may not be representative of actual sales for any succeeding period.

Our current and future dependence on a small number of customers increases the revenue impact of each customer's delay or deferral activity. Our expense level in future periods will be based, in large part, on our expectations regarding future revenue sources and, as a result, our operating results for any given period in which material orders fail to occur, are delayed or deferred could vary significantly.

BECAUSE OF THE LENGTHY AND UNPREDICTABLE SALES CYCLE ASSOCIATED WITH OUR TRANSACTIONS, WE MAY NOT SUCCEED IN CLOSING TRANSACTIONS ON A TIMELY BASIS, IF AT ALL, WHICH WOULD ADVERSELY AFFECT OUR NET SALES AND OPERATING RESULTS

Transactions for our products often involve large expenditures as the average selling price for a substantial portion of the equipment we offer exceeds
(euro)300,000. The sales cycles for these transactions are often lengthy and unpredictable. Factors affecting the sales cycle include:

-     customers' capital spending plans and budgetary constraints;

-     the timing of customers' budget cycles; and

-     customers' internal approval processes.

These lengthy sales cycles may cause our net sales and results of operations to vary from period to period and it may be difficult to predict the timing and amount of any variations.

We may not succeed in closing such large transactions on a timely basis or at all, which could cause significant variability in our net sales and results of operations for any particular period.

A LIMITED NUMBER OF CUSTOMERS HAVE ACCOUNTED FOR A SIGNIFICANT PERCENTAGE OF OUR NET SALES, AND OUR FUTURE NET SALES COULD DECLINE IF WE CANNOT KEEP OR REPLACE THESE CUSTOMER RELATIONSHIPS

Historically, a limited number of our customers have accounted for a significant percentage of our net sales. In 2003, our three largest customers accounted for approximately 49% of our net sales, with the largest customer accounting for approximately 33% of our net sales. In the first nine months of 2004, our three largest customers accounted for approximately 36% of our net sales, with the largest customer accounting for approximately 19% of our net sales. We anticipate that our results of operations in any given period will continue to depend to a significant extent upon revenues from a small number of customers. In addition, we anticipate that the identity of such customers will continue to vary over time, so that the achievement of our long-term goals will require us to maintain relationships with our existing clients and to obtain additional customers on an ongoing basis. Our failure to enter into and realize revenue from a sufficient number of contracts during a particular period could have a significant adverse effect on our net sales.

WE MAY FAIL TO COMPETE EFFECTIVELY IN OUR MARKET

We face substantial competition from established companies, based primarily in Japan, various other Pacific Rim countries and the United States, many of which have greater financial, engineering, manufacturing and marketing resources than us. We believe that once a semiconductor manufacturer has decided to buy semiconductor assembly equipment from a particular vendor, the manufacturer often continues to use that vendor's equipment in the future. Accordingly, it is often difficult to achieve significant sales to a particular customer once another vendor's products have been installed. Furthermore, some companies have historically developed, manufactured and installed back-end assembly equipment internally, and it may be difficult for us to sell our products to these companies.

Most of our principal competitors on a worldwide basis are Japanese, which historically have dominated the Japanese market because Japanese semiconductor manufacturers typically purchase equipment from domestic suppliers. To date, our sales to Japanese customers have been limited. We believe that the limited growth of the Japanese semiconductor industry in recent years has caused our Japanese competitors to intensify their efforts to export their products to other areas of the world, particularly Asia. As a result, competition in these markets has become increasingly intense.

We believe that a decrease in the value of the Japanese yen or the US dollar and dollar-linked currencies in relation to the Euro could lead to intensified price-based competition in our markets resulting in lower prices and margins and could have a negative impact on our business and results of operations.

We believe that our ability to compete successfully in our market depends on a number of factors both within and outside our control, including:

-     price, product quality and system performance;

-     ease of use and reliability of our products;

-     manufacturing lead times, including the lead times of our subcontractors;

-     cost of ownership;

-     success in developing or otherwise introducing new products; and

-     market and economic conditions.

We cannot assure you that we will be able to compete successfully in the future.

WE MUST INTRODUCE NEW PRODUCTS IN A TIMELY FASHION AND ARE DEPENDENT UPON THE MARKET ACCEPTANCE OF THESE PRODUCTS

Our industry is subject to rapid technological change and new product introductions and enhancements. The success of our business strategy and results of operations are largely based upon accurate anticipation of customer and market requirements. Our ability to implement our overall strategy and remain competitive will depend in part upon our ability to develop new and enhanced products and to introduce them at competitive price levels. We must also accurately forecast commercial and technical trends in the semiconductor industry so that our products provide the functions required by our customers and are configured to be used in our customers' facilities. We may not be able to respond effectively to technological changes or to specific product announcements by competitors. As a result, the introduction of new products embodying new technologies or the emergence of new industry standards could render our existing products uncompetitive from a pricing standpoint, obsolete or unmarketable.

Although we expect to continue to introduce new products in each of our product lines, we cannot assure you that we will be successful in developing new products in a timely manner or that any new products will achieve market acceptance.

WE ARE LARGELY DEPENDENT UPON OUR INTERNATIONAL OPERATIONS

We have facilities and personnel in the Netherlands, Malaysia, Korea, Hong Kong, Singapore, Japan, China and the United States and our products are marketed, sold and serviced worldwide. Our operations are subject to risks inherent in international business activities, including, in particular:

-     general economic conditions in each country;

- the overlap of different tax structures and management of an organization spread over various countries;

- currency fluctuations, which could result in increased operating expenses and reduced revenues;

- greater difficulty in accounts receivable collection and longer collection periods;

- unexpected changes in regulatory requirements, compliance with a variety of foreign laws and regulations; and

- import and export licensing requirements, trade restrictions and changes in tariff and freight rates.

In addition, each region in the global semiconductor equipment market exhibits unique characteristics that can cause capital equipment investment patterns to vary significantly from period to period.

WE ARE DEPENDENT ON NET SALES FROM CUSTOMERS IN VARIOUS PACIFIC RIM COUNTRIES WHO HAVE EXPERIENCED ECONOMIC DIFFICULTIES

Our net sales are dependent upon customers in various Pacific Rim countries. Many Pacific Rim countries have experienced banking and currency difficulties that have led to an economic slowdown in those countries. Specifically, the decline in value of the Korean and Southeast Asian currencies, together with difficulties in obtaining credit, has resulted in a decline in the purchasing power of our Korean and Southeast Asian customers and has resulted in the cancellation or delay of orders for our products from Korean and Southeast Asian customers. In addition, if Japan's economy weakens further, investments by Japanese customers may be negatively affected and it is possible that economic recovery in other Pacific Rim countries could be delayed.

OUR RESULTS OF OPERATIONS HAVE IN THE PAST AND COULD IN THE FUTURE BE AFFECTED BY CURRENCY EXCHANGE RATE FLUCTUATIONS

For the year ended December 31, 2003, the percentage of our consolidated net sales that is denominated in Euro is approximately 72% whereas net sales represented by US dollars or dollar linked currencies is approximately 28% and approximately 81% of our costs and expenses are denominated in Euro. For the nine months ended September 30, 2004, the percentage of our consolidated net sales that is denominated in Euros is approximately 52% whereas net sales represented by US dollars or dollar linked currencies is approximately 48% and approximately 83% of our costs and expenses are denominated in Euros. As a result, our results of operations could be affected by fluctuations in the value of the Euro against the dollar. In recent periods, the value of the US dollar has declined significantly in comparison with the Euro. We seek to manage our exposure to such fluctuations by hedging firmly committed sales contracts denominated in US dollars. While management will continue to monitor our exposure to currency fluctuations and, as appropriate, use financial hedging instruments to minimize the effect of these fluctuations, we cannot assure you that exchange rate fluctuations will not have an adverse effect on our results of operations or financial condition.

Although we do not anticipate paying any dividends or other distributions to shareholders for the foreseeable future, any such distributions would be made in Euro. Accordingly, the value of distributions to shareholders electing to convert Euro into another currency not linked to the Euro would depend in part on the fluctuation of the value of the Euro against such other currency.

IF WE FAIL TO CONTINUE TO ATTRACT AND RETAIN QUALIFIED PERSONNEL, OUR BUSINESS MAY BE HARMED

Our future operating results depend in significant part upon the continued contribution of our senior executive officers and key employees, including a number of specialists with advanced university qualifications in engineering, electronics and computing. In addition, our business and future operating results depend in part upon our ability to attract and retain other qualified management, technical, sales and support personnel for our operations. We believe that our ability to increase the manufacturing capacity of our subsidiaries has from time to time been constrained by the limited number of such skilled personnel. Competition for such personnel is intense, and we may not be able to continue to attract and retain such personnel. The loss of any key executive or employee or the inability to attract and retain skilled executives and employees as needed could adversely affect our business, financial condition and results of operations.

WE MAY NOT BE ABLE TO PROTECT OUR INTELLECTUAL PROPERTY RIGHTS, WHICH COULD MAKE US LESS COMPETITIVE AND CAUSE US TO LOSE MARKET SHARE

Although we seek to protect our intellectual property rights through patents, trademarks, copyrights, trade secrets and other measures, we cannot assure you that we will be able to protect our technology adequately, that our competitors will not be able to develop similar technology independently, that any of our pending patent applications will be issued, or that intellectual property laws will protect our intellectual property rights. In addition, we operate internationally, and intellectual property protection varies among the jurisdictions in which we conduct business. Litigation may be necessary in order to enforce our patents, copyrights or other intellectual property rights, to protect our trade secrets, to determine the validity and scope of the proprietary rights of others or to defend against claims of infringement. Litigation could result in substantial costs and diversion of resources and could have a material adverse effect on our business and operating results. Third parties may seek to challenge, invalidate or circumvent any patent issued to us, and the rights granted under any patent issued to us may not provide competitive advantages to us or third parties may assert that our products infringe patent, copyright or trade secrets of such parties. Furthermore, third parties may independently develop similar products or duplicate our products.

WE ARE SUBJECT TO ENVIRONMENTAL RULES AND REGULATIONS IN A VARIETY OF JURISDICTIONS

We are subject to a variety of governmental regulations relating to the use, storage, discharge and disposal of chemical by-products of, and water used in, our manufacturing processes. Environmental claims or the failure to comply with any present or future regulations could result in the assessment of damages or imposition of fines against us, suspension of production or a cessation of operations. New regulations could require us to acquire costly equipment or to incur other significant expenses. Any failure by us to control the use or adequately restrict the discharge of hazardous substances could subject us to future liabilities.

REPORTING IN ACCORDANCE WITH INTERNATIONAL FINANCIAL REPORTING STANDARDS MAY DIFFER FROM REPORTING IN ACCORDANCE WITH US GAAP

Beginning in 2005, the European Commission will require companies that are quoted on a European stock market, such as Euronext Amsterdam N.V., or Euronext Amsterdam, to publish their financial statements in accordance with IFRS. While we intend to continue publishing financial statements prepared in accordance with US GAAP, we also will publish our consolidated financial statements in accordance with IFRS from January 1, 2005 onwards.

Our financial condition and results of operations reported in accordance with IFRS may differ from our financial condition and results of operations reported in accordance with US GAAP, which could adversely affect the market price of our ordinary shares.

WE MAY ACQUIRE OR MAKE INVESTMENTS IN COMPANIES OR TECHNOLOGIES ANY OF WHICH COULD DISRUPT OUR ONGOING BUSINESS, DISTRACT OUR MANAGEMENT AND EMPLOYEES, INCREASE OUR EXPENSES AND ADVERSELY AFFECT OUR RESULTS OF OPERATIONS

As part of our future growth strategy, we may from time-to-time acquire or make investments in companies and technologies. We could face difficulties in assimilating personnel and operations from the acquired businesses and in retaining and motivating key personnel from these businesses. In addition, these acquisitions may disrupt our ongoing operations, divert management from day-to-day business, increase our expenses and adversely impact our results of operations. Any future acquisitions could involve other risks, including the assumption of additional liabilities, dilutive issuances of equity securities and incurrence of debt. In addition, these types of transactions often result in charges to earnings for items, such as amortization of intangible assets or in-process research and development expenses.

WE ARE SUBJECT TO PROVISIONS OF NETHERLANDS LAW, WHICH MAY RESTRICT THE ABILITY OF OUR SHAREHOLDERS TO MAKE SOME DECISIONS

We are subject to provisions of Netherlands law applicable to large corporations ("structuurregime") that, together with some provisions of our Articles of Association, have the effect of concentrating control over significant corporate decisions and transactions in the hands of our Supervisory Board. Under such regime, the Supervisory Board of a corporation has the power to appoint its own members, to appoint and dismiss members of the Board of Management, and to adopt the annual financial statements of the corporation. This regime may have the effect of delaying or preventing a change in control that shareholders may find favorable.

In addition, in April 2000 we established the Stichting Continuiteit BE Semiconductor Industries, a foundation whose board consists of five members, four of whom are independent of BE Semiconductor Industries N.V. We have granted the foundation a call option pursuant to which it may purchase up to 55,000,000 of our preference shares. If the foundation were to exercise the call option, it may result in delaying or preventing a change in control that shareholders may find favorable.

WE MAY IN THE FUTURE BE CONSIDERED A PASSIVE FOREIGN INVESTMENT COMPANY

The US Internal Revenue Code of 1986, as amended, contains special rules relating to passive foreign investment companies, or PFICs. A US holder who owns stock in a PFIC generally is subject to adverse tax consequences under these rules. These rules do not apply to non-US holders. A company is treated as a PFIC if at least 75% of the company's gross income for a taxable year consists of "passive income," defined generally as income from passive investments, as opposed to operating income. A company is also treated as a PFIC if the average percentage of the value of its assets, including cash balances that produce or are held for the production of passive income is at least 50%. The application of the gross income test in our particular circumstances is uncertain, as the calculation is complex when a company's gross margin is negative and our calculation is based on a US Internal Revenue Service, or IRS, private letter ruling which, although issued in similar circumstances, was issued to another taxpayer and would not necessarily be applied by the IRS to us in any audit or review. This could result in our classification as a PFIC in the future, even in a year in which we have substantial gross revenues from product sales. In addition, the proportion of our cash balances compared with our total assets may in the future result in our being a PFIC. There can be no assurance that we will in future years have sufficient revenues from product sales or sufficient non-passive assets to avoid becoming a PFIC.

If we were classified as a PFIC, unless a US holder made a timely specific election, a special tax regime would apply to any "excess distribution," which would be the US holder's share of distributions in any year that are greater than 125% of the average annual distributions received by the US holder in the three preceding years or the US holder's holding period, if shorter, and any gain realized on the sale or other disposition of the ordinary shares. Under this regime, any excess distribution and realized gain would be treated as ordinary income and would be subject to tax as if the excess distribution or gain had been realized ratably over the US holder's holding period for the ordinary shares. A US holder will generally be required to pay taxes on the amount allocated to a year at the highest marginal tax rate and pay interest on the prior year's taxes. A US holder may be able to ameliorate the tax consequences somewhat by making a mark-to market election or QEF election, that is, an election to have us treated as a qualified electing fund for US federal income tax purposes. You should consult your tax advisor of the consequences of our classification as a PFIC.

ITEM 3 - QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

We are exposed to market risks from changes in foreign currency exchange rates and interest rates, which may adversely affect our results of operations and financial condition. We seek to minimize the risks associated with interest rate and foreign currency exchange rate fluctuations through our regular operating and financing activities and, when deemed appropriate, through the use of derivative financial instruments. We do not use financial instruments for trading or other speculative purposes.

FOREIGN CURRENCY EXCHANGE RATE RISK

As a consequence of the global nature of our businesses, our operations and reported financial results and cash flows are exposed to the risks associated with fluctuations in exchange rates between the Euro and other major world currencies. Currency exchange rate movements typically also affect economic growth, inflation, interest rates, government actions and other factors. These changes can cause us to adjust our financing and operating strategies. The discussion below of changes in currency exchange rates does not incorporate these other economic factors. For example, the sensitivity analysis presented in the foreign exchange rate risk discussion below does not take into account the possibility that rates can move in opposite directions and that gains from one category may or may not be offset by losses from another category. Operations outside the Netherlands and other countries that have adopted the Euro as their currency for the first nine months of 2004 constitute approximately 16% of our net sales. As currency exchange rates change, translation of the Statements of Operations of our international business into Euro affects year-over-year comparability. We historically have not hedged translation risks because cash flows from international operations have generally been reinvested locally. We estimate that a 10% change in foreign exchange rates would affect our reported operating income (loss) by less than (euro)1.0 million.

Our currency risk exposure primarily occurs because we generate a portion of our net sales in currencies other than the Euro while the major share of the corresponding cost of sales is incurred in Euro. The percentage of our consolidated net sales which is denominated in Euro amounted to approximately 72% of total net sales in the year ended December 31, 2003, whereas net sales represented by US dollars or dollar linked currencies amounted to approximately 28%. Approximately 81% of our costs and expenses were denominated in the Euro and the remaining 19% in various currencies, principally the US dollar and US dollar linked currencies. For the first nine months of 2004, the percentage of our consolidated net sales which is denominated in Euro amounted to approximately 52% of total net sales, whereas net sales represented by US dollars or dollar linked currencies amounted to approximately 48%. Approximately 83% of our costs and expenses were denominated in the Euro and the remaining 17% in various currencies, principally the dollar and dollar linked currencies in the first nine months of 2004. In order to mitigate the impact of currency exchange rate fluctuations, we continually assess our remaining exposure to currency risks and hedge such risks through the use of derivative financial instruments. The principal derivative financial instruments currently used by us to cover foreign currency exposures are forward foreign currency exchange contracts that qualify for hedge accounting.

INTEREST RATE RISK

Our long-term debt, excluding capital leases, bears interest at fixed rates. Our long-term capital lease obligations, bank debt and lines of credit currently bear a variable rate of interest. An immediate 10% change in interest rates would not have a material effect on our results of operations over the next fiscal year.

                           PART II. OTHER INFORMATION

ITEM 1 - LEGAL PROCEEDINGS

         None

ITEM 2 - CHANGES IN SECURITIES AND USE OF PROCEEDS

         None

ITEM 3 - DEFAULTS ON SENIOR SECURITIES

         None

ITEM 4 - SUBMISSION OF MATTERS TO A VOTE OF SECURITY HOLDERS

         None

ITEM 5 - OTHER INFORMATION

         None